

14030152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2014
Washington DC
404

SEC FILE NUMBER
8-

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNAL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 THROCKMORTON
(No. and Street)

FORT WORTH (City) TEXAS (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERRY SINGLETON 817-877-4256
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RHODES OSIEK PATYK & COMPANY
(Name – *if individual, state last, first, middle name*)

2170 WEST INTERSTATE 20 (Address) ARLINGTON (City), TEXAS (State) 76017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JERRY SINGLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNAL SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public


BEVERLY HUTCHISON
Notary Public
STATE OF TEXAS
My Comm. Exp. 09/15/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (p) Independent Accountant's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

X (q) Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) Under Rule 17a-5(e) 4

SIGNAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2013

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Brycn K. Rhodes
Joan T. Washburn
Lisa M. Wharton

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Signal Securities, Inc.:

We have audited the accompanying financial statements of Signal Securities, Inc. which comprise the balance sheet as of December 31, 2013, and the related statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signal Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rhodes Osiek Patyk & Company

February 20, 2014

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

SIGNAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013 (NOTE 1)

ASSETS

CURRENT ASSETS:	
Cash	$ 1,408,498
Clearing deposit and money market	95,842
Receivable from dealers	124,977
Prepaid assets	25,137
Total current assets	1,654,454
PROPERTY AND EQUIPMENT, AT COST, net of depreciation (Note 2)	21,719
Total Assets	$ 1,676,173

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accrued commissions	$ 388,243
Accounts payable and accrued liabilities (Note 3)	1,011,310
Total current liabilities	1,399,553
COMMITMENTS AND CONTINGENCIES (Note 7)	
STOCKHOLDERS' EQUITY (Notes 5 and 6)	
Common stock, par value $1 per share, 100,000 shares authorized, 25,000 shares issued and outstanding	25,000
Additional paid-in capital	79,226
Retained earnings	172,394
Total stockholders' equity	276,620
Total Liabilities And Stockholders' Equity	$ 1,676,173

The accompanying notes are an integral part of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013 (NOTE 1)

REVENUES:	
Commissions income	$ 3,444,887
Management fee	1,680,276
Interest income	19,248
Other income	41,287
Total revenue	5,185,698
EXPENSES:	
Commissions expense	3,780,681
Regulatory fees	18,189
Operating overhead (Note 3)	1,304,509
Clearing charges	10,680
Total expenses	5,114,059
NET INCOME (LOSS)	$ 71,639

The accompanying notes are an integral part of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)
	Shares	Amount		
BALANCE AT DECEMBER 31, 2012	25,000	$25,000	$79,226	$ 100,755
NET INCOME (LOSS)	-	-	-	71,639
BALANCE AT DECEMBER 31, 2013	25,000	$25,000	$79,226	$ 172,394

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2013

Liabilities subordinated to claims of general creditors as of December 31, 2012	$ 0
Liabilities paid off during the year	0
Liabilities subordinated to claims of general creditors as of December 31, 2013	$ 0

The accompanying notes are an integral part
of these financial statements

SIGNAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 71,639
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation expense	5,824
(Increase) in receivable	(4,365)
(Increase) in prepaid assets	(10,806)
Increase in accrued commission	250,213
Increase in accounts payable and accrued liabilities	520,245
NET CASH GENERATED FROM OPERATING ACTIVITIES	832,750
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(13,839)
Increase in investments	(3,703)
NET CASH (UTILIZED) FROM INVESTING ACTIVITIES	(17,542)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends Paid	(0)
NET CASH (UTILIZED) FROM FINANCING ACTIVITIES	(0)
NET INCREASE IN CASH AND CASH EQUIVALENTS	815,208
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	593,290
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,408,498

The accompanying notes are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

History and organization -

Signal Securities, Inc. (the Company) was incorporated on September 24, 1984, as a securities broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). From October 21, 1986, to September 9, 1988, the Company was dormant.

Accounting policies -

The financial statements of the Company have been prepared on an accrual basis in accordance with generally accepted accounting principles.

Cash and cash equivalents -

For purposes of the statement of cash flows, the Company considers all clearing deposits and money market accounts to be cash equivalents.

Property and equipment -

Property and equipment are carried at cost. The Company has a policy whereby property additions below a minimum amount are expensed as incurred. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes based on the following useful lives.

Assets	Estimated Useful Lives
Machinery and Equipment	7 years
Furniture and Fixtures	7 years
Data Processing Equipment	5 years
Leasehold improvements	10 years

For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Expenditures for major renewals and betterment that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

U. S. Federal Income Taxes -

The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on their respective shares of net income.

Advertising costs -

The advertising costs are expenses as incurred. Advertising costs for the year ended December 31, 2013 was $8,220.

Compensated absences -

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from dealers -

The Company uses the direct write off method for recording uncollectible receivables from dealers. Management has determined that the receivables from dealers are totally collectible.

Estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Marketable securities -

The Company records marketable securities at fair market value. Upon the sale of marketable securities, gain or loss is included in the income statement. Actual cost is used in computing gain or loss. Unrealized gain or loss on marketable securities has been included in other income in the statement of income.

(2) PROPERTY AND EQUIPMENT:

Property and equipment are summarized by major classifications as follows:

Machinery and Equipment	$ 25,116
Furniture and Fixtures	27,528
Data Processing Equipment	96,594
Leasehold improvements	3,129
	152,367
Less accumulated depreciation	(130,648)
	$ 21,719

Depreciation expense for the year ended December 31, 2013, was $5,824.

(3) PROFIT SHARING TRUST:

The Company maintains a defined contribution profit sharing plan and salary reduction plan for its employees. The Company elects to contribute annually a matching contribution for all eligible participants under the plan. The Board of Directors can and did authorize matching contributions of a maximum of 3% of eligible participant's total compensation. The Board of directors elected to make an additional discretionary profit sharing contribution in the amount of $23,521 for the year ended December 31, 2013. For the year ended December 31, 2013, the Company's discretionary and matching contribution to the trust totaled $48,357. Of this total $48,357 is payable and is included in the accrued liabilities on the financial statements.

(4) SUBSEQUENT EVENTS:

The Company evaluated subsequent events after the statement of financial position date of December 31, 2013 through February 20, 2014, which was the date the financial statements were issued, and concluded that no additional disclosures are required.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013
(CONTINUED)

(5) NET CAPITAL REQUIREMENTS:

The Company is subjected to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital. This rule requires a minimum net capital of $100,000 for brokers who participate in initial public offerings as part of the selling group. At December 31, 2013, the Company has net capital of $207,370, which is in excess of its required net capital.

(6) FOCUS REPORT PART II DIFFERENCE:

Difference between the enclosed financial statements and the Company's December 31, 2013, Focus Report Part II are as follows:

	Per Enclosed Financial Statement	Per Focus	Difference
Cash	$ 1,504,340	$ 1,504,340	$ 0
Receivable from dealers and securities	124,977	124,978	1
Other current assets	25,137	46,856	(21,719)
Property and equipment, net	21,719	0	21,719
Accounts payable, accrued liabilities, expenses and other payables	1,399,553	1,399,554	(1)
Stockholder's Equity	276,620	276,620	0
			$ 0

(7) COMMITMENTS AND CONTINGENCIES:

The Company leases its office space under an operating lease. The existing lease has term of 6 years with a commencement date of January 1, 2011. The lease will expire December 31, 2016. The Company has an option for three additional years.

The following is a schedule of future minimum rental payments required under this lease as of December 31, 2013:

Year Ending December 31	Amount
2014	$ 90,610
2015	90,610
2016	90,610
	$ 271,830

The rent expense for the year ended December 31, 2013 was $83,916.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Supplementary Information Required by SEC Rule 17A-5

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 20, 2014. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

The schedule relating to the segregation requirements and funds in segregation for customers' regulated commodity futures accounts is not applicable for the Company.

Rhodes Osiek Patyk & Company

February 20, 2014

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

SIGNAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

SCHEDULE I

NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$ 276,620
DEDUCTIONS	(68,514)
NET CAPITAL BEFORE HAIRCUTS	208,106
HAIRCUTS ON TRADING AND INVESTMENT SECURITIES	(736)
NET CAPITAL	$ 207,370

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$1,399,553
TOTAL AGGREGATE INDEBTEDNESS	$1,399,553

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Greater of 6 2/3% of Aggregate Indebtedness	$ 93,308
or	
Minimum Dollar Net Capital	100,000
Minimum Net Capital Required	$ 100,000

Ratio: Aggregate Indebtedness to Net Capital	6.75 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17a-5 as of December 31, 2013)

Net Capital as Reported in Company's Part II Focus Report	$ 207,370
Adjustments	(0)
Net Capital Per Above	$ 207,370

SIGNAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENT OF RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION WITH RECONCILIATION WITH CORRESPONDING PART II OF FINANCIAL OPERATIONAL COMBINED SINGLE REPORT (FOCUS) AS OF DECEMBER 31, 2013

SCHEDULE II

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1-(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2013, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. There were no transactions during the year that required a reserve computation to be made. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

SIGNAL SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c 3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

SCHEDULE III

Signal Securities, Inc. is registered as a broker-dealer under Rule 15c 3-1(a)(1). Signal Securities, Inc. is exempt from SEC Rule 15c 3-3 under Section (K)(2)(ii).

Signal Securities, Inc. has not had any transactions during the year ending December 31, 2013, relating to the possession or control of securities for which Rule 15c 3-3 is applicable and due to the absence of such transactions, Rule 15c 3-3 does not apply. No facts came to our attention to indicate that the exemption had not been complied with during the period since the last examination.

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of

Signal Securities, Inc.:

We have audited the financial statements of Signal Securities, Inc. for the year ended December 31, 2013, and have issued our report thereon dated February 20, 2014. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not currently carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2170 West Interstate 20 • Arlington, Texas 76017 817-274-1700 • FAX 817-261-0119

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Signal Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's current practices and procedures were adequate at December 31, 2013, to meet the Commissions' objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purposes.

Rhodes Osick Patyk & Company

February 20, 2014

Rhodes Osiek Patyk & Company, L.L.P. • Certified Public Accountants

Curt H. Osiek
Michael A. Patyk
Bryan K. Rhodes
Joan T. Washburn
Lisa M. Wharton

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of

Signal Securities, Inc.:

In accordance with Rule 17a -5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payment to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Signal Securities, Inc., and SIPC solely to assist you and the other specified parties in evaluating Signal Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Signal Securities, Inc.'s management is responsible for the Signal Securities Inc.'s compliance with those requirements. This agree-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC -7T with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7T for the year ended December 31, 2013 noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

2170 West Interstate 20 • Arlington, Texas 76017 • 817-274-1700 • FAX 817-261-0119

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used other than these specified parties.

Rhodes Osiek Patyk & Company

February 20, 2014

SIGNAL SECURITIES, INC.

SCHEDULE OF ASSESSMENT AND PAYMENT TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) UNDER RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION FOR THE YEAR ENDED DECEMBER 31, 2013

GENERAL ASSESSMENT	$ 3,007
LESS PAYMENT MADE 7/11/13 WITH SIPC-6	(1,571)
ASSESSMENT BALANCE DUE	$ 1,436
ASSESSMENT PAID WITH FORM SIPC-7T	$ 1,436

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

	12/31/13
TOTAL REVENUE FOCUS LINE 12 PART 11A LINE 9	$ 5,185,700
TOTAL ADDITIONS	0
DEDUCTIONS:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance companies separate account, and from transactions in security futures products	3,951,411
Commissions, floor brokerage and clearance paid to other SIPC Members in connection with securities transactions	10,680
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	13,207
Other revenue not related either directly or indirectly to the securities business	0
Greater of total interest and dividend expense or 40% of interest earned on customer securities accounts	7,700
TOTAL DEDUCTIONS	3,982,998
SIPC NET OPERATING REVENUE	$ 1,202,702
GENERAL ASSESSMENT @ .0025	$ 3,007